UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMI-ANNUAL REPORT

PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the semi-annual period ended June 30, 2022

Paradyme Equities, LLC
(Exact name of registrant as specified in its charter)

Commission File Number: 024-11042

California	82-1840271
(State or other jurisdiction of incorporation or organization)	(I.R.S Employer Identification No.)

1200 Broadway #1113 Nashville, TN	37203
(Address of principal executive offices)	(Zip Code)

(951) 901-5304

Registrant’s telephone number, including area code

Class A Limited Liability Company Membership Interests

(Title of each class of securities issued pursuant to Regulation A)

2

STATEMENT REGARDING FORWARD-LOOKING INFORMATION

In this report, the term “Paradyme”, “we”, “us”, “our” or “the Company” refers to Paradyme Equities, LLC.

We make statements in this Semi-Annual Report on Form 1-SA (“Semi-Annual Report”) that are forward-looking statements within the meaning of the federal securities laws. The words “outlook,” “believe,” “estimate,” “expect,” “potential,” “projected,” “anticipate,” “intend,” “plan,” “seek,” “may,” “could,” and similar expressions or statements regarding future periods are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any predictions of future results, performance or achievements that we express or imply in this Semi-Annual Report or in the information incorporated by reference into this Semi-Annual Report.

The forward-looking statements included in this Semi-Annual Report are based upon our current expectations, plans, estimates, assumptions and beliefs that involve numerous risks and uncertainties. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth in the forward-looking statements. Factors which could have a material adverse effect on our operations and future prospects include, but are not limited to:

•	our ability to effectively deploy the proceeds raised in our initial and any subsequent offerings (the “Offering(s)”);

•	changes in economic conditions generally and the real estate and securities markets specifically;

•	limited ability to dispose of assets because of the relative illiquidity of real estate investments;

•	increased interest rates and operating costs;

•	our failure to obtain necessary outside financing;

•	difficulties in identifying properties to invest in and consummating real estate acquisitions, developments, joint ventures and dispositions;

•	our failure to successfully operate acquired properties and operations;

•

public health crises, pandemics and epidemics, such as those caused by new strains of viruses such as H5N1 (avian flu), severe acute respiratory syndrome (SARS) and, most recently, the novel coronavirus (COVID-19);

•	climate change and natural disasters that could adversely affect our properties and our business;

•	exposure to liability relating to environmental and health and safety matters;

•	changes in real estate and zoning laws and increases in real property tax rates;

•	failure of acquisitions to yield anticipated results;

•	our level of debt and the terms and limitations imposed on us by our debt agreements;

•	our ability to retain our executive officers and other key personnel of our advisor, our property manager and their affiliates;

3

•

legislative or regulatory changes impacting our business or our assets and Securities and Exchange Commission (“SEC”) guidance related to Regulation A (“Regulation A”) of the Securities Act of 1933, as amended (the “Securities Act”), or the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”);

•

changes in business conditions and the market value of our assets, including changes in interest rates, tenant defaults or bankruptcy, and generally the increased risk of loss if our investments fail to perform as expected;

•	our ability to implement effective conflicts of interest policies and procedures among the various real estate investment opportunities sponsored by affiliates of our Manager;

•	intense competition in the real estate market that may limit our ability to attract or retain tenants or re-lease units;

•	defaults on or non-renewal of leases by tenants;

•	decreased rental rates or increased vacancy rates;

•	failure to achieve the target returns, internal rate of return, multiple and distributions to Members;

•

our compliance with applicable local, state and federal laws, including the Investment Advisers Act of 1940, as amended (the “Advisers Act”), the Investment Company Act of 1940, as amended, and other laws; and

•	changes to accounting principles generally accepted in the United States of America (“U.S. GAAP”).

[Remainder of page intentionally left blank]

4

Item 1. Management’s Discussion and Analysis of Financial Conditions and Results of Operations

The information discussed in this item should be read together with the Company’s audited financial statements and related notes appearing under Item 3 of this Semi-Annual Report.

Overview

Paradyme Equities, LLC is an emerging growth company that was formed on May 16, 2017. Our current focus is to invest in multifamily, self-storage and mixed-use commercial properties. The Company

Prior to the start of 2021, we had commenced only limited operations, primarily focused on organizational matters in connection with our offering of Class A Interests pursuant to our Offering Circular under Regulation A+ that was qualified on October 14, 2020.

We began actively seeking potential investment opportunities in 2021, and have acquired and/or invested in three properties and have made one loan which has already been repaid. We do not intend to make additional investments at this time.

Havasu RV / Boat Luxury Storage Condominium Project

On September 9, 2021, the Company completed a $4 million equity investment in a luxury 208 unit condominium development project for RV and Boat storage on a 224,000 square foot site in Lake Havasu City, Arizona. The purchase price was $2,500,000.

The project is located within an “Opportunity Zone.” An Opportunity Zone is a designation and investment program created by the Tax Cuts and Jobs Act of 2017 allowing for certain investments in lower income areas to have tax advantages.

Our anticipated exit strategies are to either resell all of the units or resell a portion of the units while keeping the remaining units as long-term rental units with lease periods in excess of twelve (12) months.

Pine Street Project

In Q3 of 2021 the Company acquired a $1.1 million investment opportunity in the Pine Street Apartments in San Antonio, Texas being developed by Figurd, LLC.  The Pine Street Apartments will be a 21-unit urban infill apartment complex in a neighborhood currently experiencing high growth and renewal. Pine Street Apartments is located on a corner lot with alley access. This three-floor, 29,000 square foot residential condominium project will offer 100% market-rate units.

We have submitted our plans to the city and were granted the full approvals and permits for the project.  They are ready to be assigned to a general contractor once a contract is in place.  In the meantime, we hired a project manager to review the budget, market study and plans, to continue to value engineer the budget to ensure that all possible options have been considered.

Tracy Lane

In February 2022, the Company made a $500,000 secured loan to Greater Nashville Development Company, LLC to acquire approximately 43 acres of land located at 0 Tracy Lane, Clarksville, TN 37040. The loan was repaid in September, 2022. The property is owned by an Affiliate of the developer and our Manager and will be purchased and developed by an Affiliate of our Manager.

5

The Ranch

In or around March of 2022, the Company acquired a property at 703 Williams Rd, Rogersville TN, 37857 via its wholly owned subsidiary, 703 Williams Ranch, LLC a Tennessee limited liability company. The purchase price for the property was $1.1M with a seller carry back of $600K at 4%. The Company intends to remodel the property to serve as a corporate retreat property. On March 17, 2022, Paradyme Equities loaned out to its affiliate $600,000 for the purchase of land, located at 703 Williams Ranch, Rogersville, TN and took ownership of 703 Williams Ranch, LLC as security.  The purpose of the loan is to evaluate the potential for the land and property to be utilized as a location for a corporate retreat facility.  The property is currently undergoing renovations to build a second dwelling on the property and to update the primary structure.  Renovations would add approximately 2400 sq ft of living space and is estimated to increase the property’s value by $400,000, leaving the after-renovation value at an estimated $2,200,000.  The Company’s Manager intends to buy the Company out of its position in the property through a refinance at some time in the future and return the invested amount with interest of 8%.

At this point, our Regulation A offering has expired, and we do not intend to raise additional funds. Consequently, the Company’s only investments will be those above detailed.

Investment Holding Periods and Exit Strategies

During the initial 12-48 months of owning and managing a property, the Company will analyze the market conditions in the area where the project is located. Simultaneously, we will investigate current interest rates. The Company will then determine whether the property should be maintained, refinanced, restructured (i.e. condominium conversion), or sold (disposition).

The Manager currently intends to operate the Company for up to four (4) years. The Manager may employ multiple exit strategies including, but not limited to, the following:

•

Sale of Properties. If the market allows for a successful sale of the properties to third parties or to Affiliate of the Manager so that the Members may realize appreciation, the Company will look to sell all of the properties owned by the Company to such third-party or Affiliates of the Manager.

•

Refinance the Properties and hold. The Manager expects the Properties owned by the Company will have leverage not to exceed a 80% loan-to-value ("LTV") ratio. If the then appraised values of the properties show all Members may receive: a) their return of capital, and b) realized appreciation on the properties, the Company may elect to refinance the properties and return capital and any remaining appreciation.

•

Sale to a Public Real Estate Investment Trust. The Manager may find that the properties are attractive purchases for certain public Real Estate Investment Trusts. The Manager may elect to a) sell the properties outright to the individual trust; b) sell the properties to the real estate investment trust in exchange for equity in the trust (stock) and cash (depending on the appreciation value); or c) create its own real estate investment trust to which the properties may be sold or exchanged. Note: if the Members were to receive stock of the purchaser real estate investment trust in exchange for their Interests, the Members may be able to sell their shares on the public exchange of which the public real estate investment trust is traded, so long as it is traded.

The Company will make a decision regarding the appropriate exit strategy at the time in accordance with market conditions.

Impact of Covid-19 on Our Business

Since first reported in December 2019, the novel coronavirus that causes the COVID-19 disease has spread globally, including to every state in the United States. On March 11, 2020, the World Health Organization declared COVID-19 a pandemic, and on March 13, 2020, the United States declared a national emergency with respect to COVID-19.  The pandemic has significantly adversely affected U.S. and global economic activity, resulting in a global recession, and has contributed to significant volatility in financial markets. The global impact of the outbreak has been rapidly evolving and, in the United States, certain states and cities, including in our geographic target markets, have reacted by instituting various restrictive measures such as quarantines, restrictions on travel, "stay at home" rules, limitations on the size of gatherings, restrictions on types of business that may continue to operate, and/or restrictions on the types of construction projects that may continue. As a result, the COVID-19 pandemic is negatively affecting almost every industry directly or indirectly and is having an outsized impact on the U.S. real estate industry. For the Company, we may experience increased construction costs, trouble in obtaining services and materials, eviction moratoriums, increased operating costs, or other consequences unforeseen at this time. The full impact that the pandemic may have on the Company cannot be ascertained at this time.

6

Results of Operations

For the six-month period ended June 30, 2022

As we began operations in 2021, we generated limited revenues of $360 for the period ended June 30, 2022. This is $360 more than the $0 we generated for the period ended June 30, 2021.  We incurred no expenses associated with sales and marketing activities for the period.

Assets

As of June 30, 2022, we had current assets of $575,665.60, consisting of cash on hand of $575,665.60.  Cash on hand is associated with the funds we had received from investors in connection with our Regulation A offering.   This compares to total current assets of $815,881 consisting of $790,000 cash on hand in the same period of the prior year.  In addition, we had fixed assets of $7,337,246.52 consisting of real estate investments and holdings.  This compares to total fixed assets of $250,000 in the same period of the prior year.  As of June 30, 2022, our total assets were $7,912,912.12.

Liabilities

As of June 30, 2022, we had an outstanding liabilities of $8,564,071.32.  After net-income and other adjustments, total liabilities and member equity was $7,912,912.12.

Liquidity and Capital Resources

As of November 2, 2021, the Company had raised $5,040,926 pursuant to the Regulation A offering.  As of June 30, 2022, the Company had raised $8,564,071.32 pursuant to the offering.  We believe that the amount we have raised to date in the Regulation A offering may not be sufficient to fund our expenses over the next twelve months. The Company may be required to raise additional equity or take on additional debt.

The Company currently has no binding agreements, arrangements or understandings with any person to obtain funds through bank loans, lines of credit or any other sources.  As such, in order for us to close successfully on any potential investments we will need to either raise sufficient additional funds in the Offering or be able to borrow adequate funds.

Related Party Transactions

Since our formation, our Manager had loaned the Company $79,365 on a no interest basis.  Of that amount, $79,365 has been utilized for the payment of legal and accounting costs.  Subsequent to June 30, 2021 the Company had raised a sufficient amount of capital such that our Manager agreed to convert this loan into a Class B equity interest, thereby increasing the Class B Member’s capital account balance with respect to such interests.  In February 2022, the Company made a $500,000 secured loan to Greater Nashville Development Company, LLC to acquire approximately 43 acres of land located at 0 Tracy Lane, Clarksville, TN 37040. The loan was repaid in September, 2022. The property is owned by an Affiliate of the developer and our Manager and will be purchased and developed by an Affiliate of our Manager.  On March 17, 2022 the Company loaned out $600,000 to an affiliate for the purchase of land, located at 703 Williams Ranch, Rogersville, TN and took ownership of 703 Williams Ranch, LLC as security.  The Company’s Manager intends to buy the Company out of its position in the 703 Williams Ranch property through a refinance at some time in the future and return the invested amount with interest of 8%

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Going Concern Consideration

Our independent auditors included an explanatory paragraph in their report on the accompanying financial statements for the year ended December 31, 2021, regarding concerns about our ability to continue as a going concern and our financial statements contain additional note disclosures describing the circumstances that lead to this disclosure by our independent auditors.

Off-Balance Sheet Arrangements

As of the date of this Semi-Annual Report. we do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to our Members or investors.

Changes In and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Critical Accounting Policies

Section 107 of the JOBS Act provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2) (B) of the Securities Act for complying with new or revised accounting standards that have different effective dates for public and private companies. We have elected to take advantage of this extended transition period, and thus, our financial statements may not be comparable to those of other reporting companies. Accordingly, until the date we are no longer an “emerging growth company” or affirmatively opt out of the exemption, upon the issuance of a new or revised accounting standard that applies to our financial statements and has a different effective date for public and private companies, we will disclose the date on which adoption is required for non-emerging growth companies and the date on which we will adopt the recently issued accounting standard.

Item 2. Other Information

None.

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Item 3. Financial Statements

FINANCIAL STATEMENTS

PARADYME EQUITIES, LLC

(a California limited liability company)

Consolidated Financial Statements

(Unaudited)

For the six-month period ended June 30, 2022

9

Paradyme Equities, LLC

Balance Sheet

As of June 30, 2022

(Unaudited)

Jun 30, 22
ASSETS
Current Assets
Checking/Savings
Chase Checking 8725	575,665.60
Total Checking/Savings	575,665.60
Total Current Assets	575,665.60
Fixed Assets
Investment Real Estate Deal 703 Williams Rd	458,865.20
Havasu Land	2,495,738.97
Havasu Storage Project	1,420,142.35
Paradyme Fding Inc-Cap Mgmt Fee	862,500.00
Pine Street Apartments	1,500,000.00
TRACY LANE	600,000.00
Total Investment Real Estate Deal	7,337,246.52
Total Fixed Assets	7,337,246.52
TOTAL ASSETS	7,912,912.12
LIABILITIES & EQUITY
Member Equity	8,564,071.32
Members Equity	-328.00
Net Income	-650,831.20
Total Equity	7,912,912.12
TOTAL LIABILITIES & EQUITY	7,912,912.12

F -1

Paradyme Equities, LLC

Profit & Loss Statement

January 1, 2022 - June 30, 2022

(Unaudited)

Commission Income	360.00
Total Income	360.00
Cost of Goods Sold
Cost of Goods Sold Management Fees Paradyme Funding	550,000.00
Management Fees - Other	50,400.00
Total Management Fees	600,400.00
Total Cost of Goods Sold	600,400.00
Total COGS	600,400.00
Gross Profit	-600,040.00
Expense
Advertising and Promotion	10,500.00
Bank Service Charges
Fraud	21,517.70
Bank Service Charges - Other	0.00
Total Bank Service Charges	21,517.70
Legal & Professional Fees	17,173.50
Taxes
State	1,600.00
Total Taxes	1,600.00
Total Expense	50,791.20
Net Ordinary Income	-650,831.20
Net Income	-650,831.20

F -2

Paradyme Equities, LLC

Statement of Cash Flows

January 1, 2022 - June 30, 2022

(Unaudited)

Jan – Jun 22
OPERATING ACTIVITIES
Net Income	-650,831.20
Adjustments to reconcile Net Income to net cash provided by operations:
Deferred Issuance Costs	25,000.00
Manager Loan	-25,360.00
Net cash provided by Operating Activities	-651,191.20
INVESTING ACTIVITIES
Investment Real Estate Deal:703 Williams Rd	-458,865.20
Investment Real Estate Deal:Pine Street Apartments	-1,500,000.00
Investment Real Estate Deal:TRACY LANE	-500,000.00
Net cash provided by Investing Activities	-2,458,865.20
FINANCING ACTIVITIES
Net cash provided by Financing Activities	1,514,050.00
Net cash increase for period	-1,596,006.40
Cash at beginning of period	2,171,672.00
Cash at end of period	575,665.60

F -3

Paradyme Equities, LLC

Statement of Members Equity

January 1, 2022 - June 30, 2022

(Unaudited)

	Membership Interest	Retained Earnings / (Deficit)	Total Members’ Equity / (Deficit)
Balances – January 1, 2019	$0	$(4,598)	$(4,598)
Net loss		$(42)	$(42)
Balances - December 31, 2019	$0	$(4,640)	$(4,640)
Net loss		$(4,800)	$(4,800)
Balances - December 31, 2020	$0	$(9,440)	$(9,440)
Issuance of securities, net of offering costs	$7,025,021		$7,050,021
Net loss		$(328)	$(328)
Balances – December 31, 2021	$7,025,021	$(9,768.00)	$7,015,253
Issuance of securities, net of offering costs	$1,469,050.00		$1,469,050.00
Net loss		$(600,791.20)	$(600,791.20)
Balances – June 30, 2022	$8,513,671.32	$(610,559.20)	$868,258.80

F -4

NOTE 1 - NATURE OF OPERATIONS

PARADYME EQUITIES, LLC (“the Company”) is a limited liability company established by the manager to invest in real estate investments.  The Company is headquartered in California.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (“GAAP”).  In the opinion of management, all adjustments considered necessary for the fair presentation of the financial statements for the years presented have been included.

Use of Estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the footnotes thereto. Actual results could differ from those estimates.

Risks and Uncertainties

The Company has a limited operating history.  The Company's business and operations are sensitive to general business and economic conditions in the United States.  A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, changes in regulations or restrictions in imports, competition, or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.  As of June 30, 2022, the Company is operating as a going concern.  See Note 9 for additional information.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents.  Cash consists of funds held in the Company’s checking account.   The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.  As of June 30, 2022 the Company had $575,665.60 cash on hand.

Receivables and Credit Policy

Trade receivables from customers are uncollateralized customer obligations due under normal trade terms, primarily requiring payment before services are rendered.   Trade receivables are stated at the amount billed to the customer.  Payments of trade receivables are allocated to the specific invoices identified on the customer’s remittance advice or, if unspecified, are applied to the earliest unpaid invoice.  The Company routinely assesses its outstanding accounts. As a result, the Company believes that its accounts receivable credit risk exposure is limited.  The Company generally collects all service fees as a brokerage at the time the service is provided.

Sales Taxes

Various states impose a sales tax on the Company’s sales to non-exempt customers.  The Company collects the sales tax from customers and remits the entire amount to each respective state.  The Company’s accounting policy is to exclude the tax collected and remitted to the states from revenue and cost of sales.

Long-Lived Assets

Assets are recorded at cost if the expenditure exceeds $1,000.  Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized.  Expenditures for maintenance and repairs are expensed as incurred. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the balance sheet accounts and the resultant gain or loss is reflected in income.

F-5

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to fifteen years depending on the asset type.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition.  In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets.  The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors.  As of June 30, 2022, the Company maintained fixed assets with a net book value of $7,337,246.52.

Fair Value Measurements

The Company has determined the fair value of certain assets and liabilities in accordance with United States generally accepted accounting principles (“GAAP”), which provides a framework for measuring fair value.

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques should maximize the use of observable inputs and minimize the use of unobservable inputs.

A fair value hierarchy has been established, which prioritizes the valuation inputs into three broad levels.

•	Level 1 inputs consist of quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

•	Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the related asset or liability.

•	Level 3 inputs are unobservable inputs related to the asset or liability.

Income Taxes

The Company is taxed as a partnership for US federal tax purposes.  Items of income, loss, credit, and gain are passed through to the members of the Company.  The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company’s financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company’s evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company’s financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company has incurred taxable losses since inception but is current in its tax filing obligations. The Company is not presently subject to any income tax audit in any taxing jurisdiction.

Revenue Recognition

The Company adopted ASC 606, Revenue from Contracts with Customers, as of January 1, 2019 (the “transition date”) using the full retrospective method. There was no transition adjustment recorded upon the adoption of ASC 606.  Under ASC 606, revenue is recognized when a customer obtains control of promised goods or services, in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services.

F-6

To determine revenue recognition for arrangements that an entity determines are within the scope of ASC 606, the Company performs the following steps: (i) identify the contract(s) with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract and (v) recognize revenue when (or as) the entity satisfies a performance obligation. At contract inception, once the contract is determined to be within the scope of ASC 606, the Company assesses the goods or services promised within each contract and determines those that are performance obligations and assesses whether each promised good or service is distinct. The Company then recognizes as revenue the amount of the transaction price that is allocated to the respective performance obligation when (or as) the performance obligation is satisfied.

Revenue has not yet been earned by the Company.

Sales and Marketing Expenses

The Company expenses advertising costs as they are incurred.

Recent Accounting Pronouncements

In February 2017, FASB issued ASU No. 2017-02, “Leases (Topic 842),” that requires organizations that lease assets, referred to as "lessees," to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2017-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. The Company is currently evaluating the effect that the updated standard will have on its financial statements and related disclosures.  The Company will adopt this standard after required to and when applicable to the Company.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to the Company, or (iv) are not expected to have a material impact the Company’s financial statements.

NOTE 3 – INCOME TAX PROVISION

As discussed above, the Company is a partnership for federal income tax purposes.  The Company has incurred tax losses since inception; however, valuation allowances has been established against the deferred tax assets associated with the carryforwards of those losses as there does not yet exist evidence that the deferred tax assets created by those losses will ever by utilized.

Tax returns once filed which will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed.

NOTE 4 – MEMBERSHIP INTEREST

The Company has recently raised over $8,564,071.32 by issuing membership interests in the Company.

NOTE 5 –DEBT

Due to Affiliate

The Company has borrowed from affiliates on a revolving account to cover expenses and other costs.

F-7

NOTE 6 – COMMITMENTS AND CONTINGENCIES

Litigation

The Company, from time to time, may be involved with lawsuits arising in the ordinary course of business. In the opinion of the Company's management, any liability resulting from such litigation would not be material in relation to the Company's consolidated financial position, results of operations and cash flows. There is no pending or threatened litigation.

NOTE 7 – RELATED PARTY TRANSACTIONS

Related-Party Transactions

The Company is early stage in its growth and relies heavily on contributions from the membership group to cover expenses, perform marketing, and other core functions.

Because these transactions are among related parties, there is no guarantee that similar commercial terms could be found in the normal course of business.

NOTE 8 – GOING CONCERN

These financial statements are prepared on a going concern basis.  The Company began operations in 2018. The Company’s ability to continue is dependent upon management’s plan to grow profitable operations and raise additional funds.  The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 9 – SUBSEQUENT EVENTS

Management’s Evaluation

Management has evaluated subsequent events through June 30, 2022, the date the financial statements were available to be issued.  Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

F-8

Item 4.  Exhibits

2.1	Certificate of Formation(1)

2.2	Operating Agreement(1)

4.1	Subscription Agreement for Class A Units(1)

11.1	Independent Auditor’s Consent Letter(1)

(1)	Previously filed with Form 1-A/A filed with the SEC on September 21, 2020 (File No. 024-11042) and incorporated herein by reference.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this Semi-Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in Temecula, California on March 3, 2023.

Paradyme Equities, LLC

By:	Paradyme Asset Management, a California limited liability company, its Manager

By:	/s/ Ryan J. Garland
Name: Ryan J. Garland
Title: Managing Member and Chief Executive Officer

Pursuant to the requirements of Regulation A, this Annual Report has been signed below by the following persons on behalf of the issuer in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Ryan J. Garland	Principal Executive Officer	3/3/2023

/s/ Ryan J. Garland	Principal Financial Officer and	3/3/2023
Principal Accounting Officer

11